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                                                                    Exhibit 99.4
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                          [U.B. BANCSHARES LETTERHEAD]

                                 March 20, 2000



                 MERGER PROPOSED -- YOUR VOTE IS VERY IMPORTANT


         The Board of Directors of U.B. Bancshares, Inc. has approved a merger agreement which will result in U.B. Bancshares merging into Park National Corporation and United Bank, N.A. becoming a wholly-owned subsidiary of Park National. Before we can complete this merger, the merger agreement must be approved by the shareholders of U.B. Bancshares.

         Park National is a bank holding company owning community banks in fifteen central and southern Ohio counties. At December 31, 1999, Park National had total assets of approximately $2.6 billion, deposits of approximately $2.0 billion and shareholders' equity of approximately $240 million.

         We expect that, for each common share of U.B. Bancshares which you own just before the merger, you will be entitled to receive approximately .554 Park National common shares. Park National common shares trade on the American Stock Exchange (Symbol "PRK"). U.B. Bancshares common shares do not trade on any stock exchange or national market. You can obtain current share prices for Park National from a newspaper, on the Internet or by calling your broker.

         YOUR VOTE IS VERY IMPORTANT. Please take the time to vote, whether or not you plan to attend the U.B. Bancshares special meeting of shareholders. If you sign, date and mail your proxy card without indicating how you want to vote, we will vote your proxy in favor of the merger. If you do not return your card, or if you do not instruct your broker how to vote any common shares held for you in "street" name, the effect will be a vote against the merger.

         The special meeting of shareholders will be: April 19, 2000, 3:00 p.m. local time, at the main office of United Bank, 401 South Sandusky Avenue, Bucyrus, Ohio.

         This Proxy Statement/Prospectus provides you with detailed information about the proposed merger. We encourage you to read it carefully.

         We are very enthusiastic about the merger and the opportunity to become part of Park National Corporation. The Board of Directors of U.B. Bancshares, Inc. unanimously recommends that you vote FOR the merger agreement.

Sincerely,

/s/ Joe D. Donithen

Joe D. Donithen
President